130 Adelaide St. West, Suite 1901 Toronto, ON M5H 3P5 Tel: (416) 364-4938 ● Fax: (416) 364-5162

October 7, 2013

DELIVERED BY COURIER / LETTER FILED ON EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverage, Apparel, and Mining

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission

Staff Comments dated August 23, 2013, regarding Avalon Rare Metals Inc.

Form 40-F for Fiscal Year Ended August 31, 2012

Filed November 29, 2012

Response dated September 9, 2013

File No. 001-35001

Dear Ms. Jenkins:

This letter is in response to the staff’s comments set out in your letter dated September 17, 2013 regarding the annual report on Form 40-F of Avalon Rare Metals Inc. (“Avalon” or the “Company”).

To facilitate the staff’s review, we have included in this letter the captions and numbered comments from the comment letter in bold text and provided Avalon’s responses immediately following each numbered comment.

Our responses are as follows:

Form 40-F for the Year Ended August 31, 2012

Exhibit 99.2 Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies, Page 8

k) Exploration and Evaluation Assets, page 12

Staff Comment No. 1.

We reviewed your response to our prior comment 2, noting that you have not yet demonstrated commercial viability at your Thor Lake project because you lack the internal resources to implement such project. Paragraphs 5(b) and 17 of IFRS 6 only reference the demonstrable technical feasibility and commercial viability of extracting a mineral resource as a condition to transferring those costs out of the scope of IFRS 6. The standard does not consider your financial ability or intent to develop the project. In the same manner that your mineral reserves and the related prefeasibility study demonstrate the economically minable part of a measured or indicated resource, regardless of your financial ability or intent to mine them, it would also appear that commercial viability can be demonstrable regardless of your financial ability or intent to mine them. It appears to us that in demonstrating reserves you have, by nature of the definition of reserves, demonstrated the commercial viability of those reserves pursuant to paragraphs 5(b) and 17 of IFRS 6. Pease modify your policy and tell us the impact on your historical financial statements, or tell us why you believe no modification is necessary.

www.avalonraremetals.com

130 Adelaide St. West, Suite 1901 Toronto, ON M5H 3P5 Tel: (416) 364-4938 ● Fax: (416) 364-5162

Avalon’s response:

The Company’s response of September 9, 2013 noted that the determination of the demonstration of technical feasibility and commercial viability is subject to a significant degree of judgement and assessment of all relevant factors. IFRS does not prescribe when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and does not reference the establishment of reserves as being the determinant.

The Company’s opinion is that having access to the financial resources necessary to implement the Nechalacho Rare Earth Elements (or Thor Lake) Project (the “Project”) is currently a relevant and determinative factor of commercial viability. Substantially mitigating the permitting risk of the Project is another relevant factor.

However, the Company does not consider intent to develop a project as one of the factors in determining that technical feasibility and commercial viability are demonstrable. It is also important to note that the feasibility study completed on the Project in April, 2013 is not a “bankable” feasibility study.

The Company will modify its disclosure to include a more comprehensive description of its accounting policies related to impairment and reclassification for its fiscal year ended August 31, 2013.

In establishing our accounting policy based on the nature of our operations, we also looked at KPMG Insights into IFRS, 9th edition, which states “…in assessing commercial viability an entity will need to consider whether it has access to adequate resources to proceed with development activities”. We also reviewed PWC’s Financial Reporting in the mining industry – IFRS which states “The cut-off between evaluation and development is often critical when making capitalization decisions. Development commences once the technical feasibility and commercial viability of extracting the mineral resource has been determined. Management will usually make a decision to develop based on receipt of a feasibility study (sometimes known as a bankable, definitive or final feasibility study). The feasibility study establishes the commercial viability of the project, establishes the availability of financing, identifies the existence of markets or long-term contracts for the product, and decides whether or not the mine should be developed.”

Even if the Company had determined that the Project had demonstrated technical feasibility and commercial viability as at August 31, 2012, the assessment for impairment during reclassification would not have resulted in the recognition of any impairment loss. As the Company identifies each project as a separate cash generating unit for the purpose of assessing impairment, the exception in paragraph 21 of IFRS 6 does not have an impact on the Company’s assessment of impairment. Accordingly, there would not have been any impairment in the Company’s remaining Exploration and Evaluation Assets either. Therefore, there would have been no impact on the statement of loss and comprehensive loss for the year ended August 31, 2012, as a result of reclassification. However, the amounts related to the Project on both the balance sheets and cash flow statements would have been reclassified from Exploration and Evaluation Assets to Property, Plant and Equipment.

www.avalonraremetals.com

130 Adelaide St. West, Suite 1901 Toronto, ON M5H 3P5 Tel: (416) 364-4938 ● Fax: (416) 364-5162

Notwithstanding the foregoing, while the Company considers that the Project is demonstrably technically feasible; it is not yet demonstrably commercially viable, and therefore has not yet reached the stage where it should be reclassified from Exploration and Evaluation Assets.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 864-3119.

Yours very truly,

(signed) “R. James Andersen”

R. James Andersen

Chief Financial Officer

www.avalonraremetals.com